Exhibit 99.2

U-BX Technology Ltd. Announces Closing of $4.55 Million Registered Direct Offering

Beijing, China, April 28, 2026 (GLOBE NEWSWIRE) -- U-BX Technology Ltd. (NASDAQ: UBXG) (the “Company”), a leading company providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers, today announced the closing of its previously announced registered direct offering with several investors for the sale and purchase of an aggregate of 15,166,668 Units of the Company’s securities at a combined purchase price of $0.30 per Unit in a registered direct offering. Each Unit consists of (i) one Class A ordinary share, par value $0.0016 per share (the “Class A Ordinary Shares”), and (ii) one warrant (each, a “Warrant”) to purchase 0.3 of a Class A Ordinary Share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $4.55 million, before deducting the placement agent’s fees and other estimated offering expenses.

FT Global Capital, Inc. acted as the lead placement agent for the offering; Kingswood Capital Partners, LLC acted as co-placement agent for this offering.

Concord & Sage PC acted as counsel to the Company.

The offering of the securities described above were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-291797) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on December 15, 2025, and the accompanying prospectus contained therein.

The offering was made only by means of a prospectus supplement and accompanying prospectus. The prospectus supplement describing the terms of the public offering was filed with the SEC. Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained on the SEC’s website at http://www.sec.gov or by contacting FT Global Capital Inc., 1688 Meridian Avenue Suite 700, Miami Beach, FL 33139 USA. For more detailed description of the securities in this offering please refer to the Company’s SEC filings at: https://www.sec.gov/edgar/search/#/ciks=0001888525&entityName=U-BX%2520Technology%2520Ltd.%2520(UBXG)%2520(CIK%25200001888525)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About the Company

Headquartered in Beijing, U-BX Technology Ltd. is a provider of insurance technology in China. The Company focuses on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s services and products primarily include: 1) Digital promotion services. The Company helps institutional clients boost their social media visibility and generate revenue through consumer engagement and client promotions. 2) Risk assessment services. The Company has developed a unique algorithm named “Magic Mirror” that calculates payout risks for auto insurance coverage based on vehicle information. Insurance carriers purchase the personalized risk reports generated by the algorithm. Magic Mirror utilizes AI and optical character recognition technology to produce detailed risk assessments, including accident likelihood, potential claims, and estimated settlement amounts. and 3) Value-added bundled benefits to insurance carriers. The benefits packages include auto maintenance services, auto value added services, vehicle moving notification services etc. For more information, please visit: https://www.u-bx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

pr@u-bx.com